EXHIBIT 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Quantum BioPharma Ltd. (the "Issuer", or "Quantum")

Trading Symbol: QNTM

Number of Outstanding Listed Securities: 2,299,748

Date: January 7, 2025 (for the month of December 31, 2024)

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer's ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term "Issuer" includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 - Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

During the month of December 2024, the Issuer actively continued with its general and corporate operations.

A.	Quantum announces Non-brokered Private placement of convertible debenture units for gross proceeds of up to $5 Million

On December 5, 2024, the Issuer announced that it intended to complete a non-brokered private placement offering of (the “Offering”) of up to 5,000 convertible debenture units of the Issuer (the “Debenture Units”) at a price of $1,000 per Debenture Unit (the “Issue Price”). Each Debenture Unit consists of (i) one secured convertible debenture having a face value of $1,000.00 (each a “Debenture”); and (ii) 80 class B common share purchase warrants (each a “Warrant”) exercisable for 80 Class B subordinate voting shares in the capital of the Issuer (each, a “Share”). The Debentures mature on the date that is 36 months from the date of issuance (the "Maturity Date") and bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter.

The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into Shares at a conversion price of $6.25 per Share. Each Warrant shall entitle the holder to acquire one additional Share (each, a "Warrant Share") at a price of $7.00 per Warrant Share, for a period of five (5) years from the date of issuance.

The Issuer is to use the proceeds from the Offering for the ongoing development of the Issuer’s business model and for general working capital purposes.

The Issuer expected the Offering to be completed in tranches, with the first tranche closing the week of December 9, 2024.

B.	Quantum Biopharma announces that the Safety Review Committee recommends commencing dosing of second cohort in the Phase 1 Multiple Ascending Dose Clinical Trial for Lucid-21-302 (Lucid-MS)

On December 10, 2024, the Issuer announced through its subsidiary, HUGE Biopharma Australia that the safety review committee recommends commencing dosing of the second cohort in its trial entitled “A Phase 1, Randomized, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-21- 302 in Healthy Adult Participants.” The safety review committee made this recommendation after reviewing safety and pharmacokinetic data from participants in the first cohort.

C.	Quantum Biopharma Announces closing of First Tranche of the Offering

On December 13, 2024, the Issuer announced it had closed its initial tranche (“First Tranche”) of the Offering announced on December 5, 2024 (the “December 5 NR”) and issued 500 Debenture Units for $500,000. The Issuer will use the proceeds from the First Tranche for the ongoing development of the Issuer’s business model and for general working capital purposes.

All securities issued in the First Tranche are subject to a statutory hold period of four months and one day from the date of issuance.

The Issuer’s obligations under the Debentures (as defined in the December 5 NR) are no longer collaterally secured by general security from the Issuer.

FORM 7 - MONTHLY PROGRESS REPORT

February 2023

D.	Quantum Biopharma diversifies treasury with the purchase of USD $1,000,000 of Bitcoin (BTC)_ and Other Cryptocurrencies and to allow for future financings and other transactions in cryptocurrency

On December 20, 2024, the Issuer announced that after receiving approval from the Board of Directors, the Issuer had purchased USD $1,000,000 Bitcoin (BTC) and other cryptocurrencies as part of its strategic efforts. As well, going forward the Issuer will allow for future financing and other transactions to be carried out in cryptocurrency.

This move reflects the Issuer’s belief in the potential of Bitcoin (BTC) and other currencies to provide a return on investment for shareholders. The Issuer is now set up to receive financing in cryptocurrencies as well as executing other types of transactions in cryptocurrencies. The Issuer holds all its cryptocurrency with a fully compliant custodian. The Issuer emphasizes that all transactions are and will be fully compliant with all relevant financial and audit regulations, ensuring a secure and legal process.

The Issuer will continue to monitor market conditions and may increase or decrease its holdings of Bitcoin (BTC) or other cryptocurrencies as it deems appropriate.

E.	Quantum Biopharma Announces closing of Second Tranche of the Offering

On December 20, 2024, the Issuer announced the closing of its second tranche (“Second Tranche”) of the Offering announced in the December 5 NR and issued 500 Debenture Units for $500,000.

The Issuer will use the proceeds from the Second Tranche for the ongoing development of the Company's business model and for general working capital purposes. All securities issued in the Second Tranche are subject to a statutory hold period of four months and one day from the date of issuance.

2.	Provide a general overview and discussion of the activities of management.

See Item 1 above.

During the month of December 2024, management continued to support and control the Issuer’s business activities, develop the Issuer’s business, and search for strategic business relationships.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not applicable.

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not applicable.

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5.

Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not applicable.

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not applicable.

11.	Report on any labor disputes and resolutions of those disputes if applicable.

Not appliable.

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

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14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Debenture Unit	1,000,000

Each Debenture Unit will consist of (i) one secured convertible debenture having a face value of $1,000.00 (each a “Debenture”); and (ii) 80 class B common share purchase warrants (each a “Warrant”) exercisable for 80 Class B subordinate voting shares in the Company

(each, a “Share”)

The Debentures will mature on the date that is 36 months from the date of issuance (the "Maturity Date") and shall bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter.

			Ongoing development of the Company's business model and for general working capital purposes.

15.	Provide details of any loans to or by Related Persons.

Not applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

Not applicable.

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February 2023

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were/is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated January 7, 2025.

Donal Carroll
Name of Director or Senior Officer

"Donal Carroll"
Signature
Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer Quantum BioPharma Ltd.	For Month End December 31, 2024	Date of Report YY/MM/DD 25/01/7
Issuer Address 55 University Avenue	I
City/Province/Postal Code Toronto, ON, M5J 2H7	Issuer Fax No.	Issuer Telephone No. (416) 854-8884
Contact Name:	Contact Position	Contact Telephone No.
Donal Carroll	Chief Financial Officer	(416) 854-8884

Contact Email Address dcarroll@quantumbiopharma.com	Web Site Address http://www.quantumbiopharma.com/

FORM 7 - MONTHLY PROGRESS REPORT

February 2023